

03053126

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38243

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prebon Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Hudson Street
(No. and Street)

Jersey City (City) — New Jersey (State) — 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul A. Valenti — (201)557-5204 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) — New York (City) — New York (State) — 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul A. Valenti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prebon Securities (USA) Inc., as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul A Valenti
Signature

Chief Financial Officer
Title

MICHAEL J. SCAGLUSO
Notary Public, State of New York
No. 30-4660654
Qualified in Nassau County
Commission Expires January 9, 2007

Michael J. Scagluso
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prebon Securities (USA) Inc.

Statement of Financial Condition

March 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Prebon Securities (USA) Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prebon Securities (USA) Inc. (the "Company") at March 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 27, 2003

Prebon Securities (USA) Inc.
Statement of Financial Condition
March 31, 2003

Assets	
Cash and cash equivalents	$ 10,221,346
Commissions receivable	4,020,912
Receivable from Parent	1,986,784
Deposit with clearing corporation	5,017,493
Other receivable	250,000
Total assets	$ 21,496,535
Liabilities and stockholder's equity	
Accrued compensation and other accrued expenses	$ 4,874,872
Payable to broker	128,044
State income taxes payable	80,322
Total liabilities	5,083,238
Stockholder's equity	16,413,297
Total liabilities and stockholder's equity	$ 21,496,535

The accompanying notes are an integral part of this financial statement.

1. Organization and Operations

Prebon Securities (USA) Inc. (the "Company") is a wholly owned subsidiary of Prebon Yamane (USA) Inc. (the "Parent"); an indirect wholly owned subsidiary of Prebon Group Limited, a United Kingdom company which is engaged principally in worldwide brokerage of financial products. The Company is a government securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company primarily acts either as agent, on a give-up basis, or on a riskless principal basis in arranging the acceptance and placement of repurchase agreements between banks, corporations and other financial institutions.

2. Summary of Significant Accounting Policies

Commissions receivable
Commissions receivable are recorded on a trade date basis.

Income taxes
The Company and its ultimate U.S. Parent have a tax sharing agreement whereby Federal income taxes for the Company are determined on the basis of its separate taxable income. The Company is included in the consolidated Federal income tax return of its ultimate U.S. Parent and files its own New Jersey state tax return.

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments including assets and liabilities recognized and not recognized in the statement of financial condition.

Management estimates that the fair values of financial instruments recognized in the statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Cash and Cash Equivalents

Cash and cash equivalents includes cash segregated under federal regulations of $13,702 and short-term investments of $9,730,265. Short-term investments consist of a money market fund. These investments are carried at cost plus accrued interest, which approximates market value.

4. Deposit with Clearing Corporation

Amount represents cash and U.S. Treasury securities of approximately $4,900,000, carried at cost plus accrued interest, which approximates market value, that are deposited with the Government Securities Clearing Corporation ("GSCC").

5. Related Party Transactions

The Company reimburses the Parent for employee compensation and benefit costs paid by the Parent on the Company's behalf. The Parent makes disbursements on behalf of the Company for general and administrative expenses, such as rent, accounting and other administrative services, for which the Company reimburses the Parent through a service charge.

During the normal course of operations, the Company advances funds to its Parent. At March 31, 2003, the Company had a net receivable of $1,986,784 relating to such advances and administrative charges.

During the year, the Company acted on behalf of Prebon Financial Products Inc., an affiliate, as a placement agent for repurchase agreements and reverse repurchase agreements. At March 31, 2003, there were no repurchase agreements placed with counterparties on behalf of Prebon Financial Products Inc. No fees were charged for such services.

During the year, management determined that $5,500,000 of advances to the Parent were not likely to be fully repaid in the near future. Accordingly, $5,500,000 were characterized as a deemed dividend. The balance receivable from Parent at March 31, 2003 is anticipated to be paid in the near future through services provided by the Parent.

6. Liquid Capital Requirement

As a registered government securities broker-dealer and member of the NASD, the Company is subject to Part 402.2 of the Government Securities Act of 1986, which imposes certain capital requirements for registered government securities broker-dealers. The Company must maintain minimum liquid capital, as defined, equal to the greater of 120% of total haircuts, as defined, or 100% of haircuts plus $100,000 At March 31, 2002, the Company had liquid capital before haircuts of $11,765,611 which exceeded requirements by $11,390,506. Total haircuts were $275,105.

The Company is required to maintain liquid capital in excess of $10 million as part of its membership with GSCC.

The Company is exempt from the provisions of Rule 15c3-3 (the "Rule") under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (i) of subparagraph (k)(2) of the Rule, and the Company maintains a "Special Account for the Exclusive Benefit of Customers."

7. Employee Benefit Plans

The Parent maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company's contributions to the Plan are based upon a percentage of employees' contributions.

8. Contingencies and Commitments

In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result,

may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future non-performance by one or more counterparties. At March 31, 2003, the Company has recorded no liabilities with respect to these obligations.